SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

15 OCTOBER 2003
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AngloGold Limited
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(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
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(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No:** ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No:** ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No:** ☒

Enclosures: REVISED TERMS FOR PROPOSED, RECOMMENDED MERGER OF ANGLOGOLD LIMITED AND ASHANTI GOLDFIELDS COMPANY LIMITED



Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN : ZAE000043485
JSE Share Code : ANG
("AngloGold")

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any jurisdiction in which such offer, sale or distribution is not permitted

REVISED TERMS FOR PROPOSED, RECOMMENDED MERGER OF ANGLOGOLD LIMITED AND ASHANTI GOLDFIELDS COMPANY LIMITED

Further to the joint announcement made by AngloGold and Ashanti Goldfields Company Limited ("Ashanti") on 4 August 2003 regarding the proposed merger of the two companies ("the Merger"), the board of AngloGold is pleased to announce that the board of Ashanti has resolved unanimously* to recommend a revised and final merger proposal.

Under the revised and final terms of the merger (the "Revised Merger Proposal"), each holder of an Ashanti ordinary share ("Ashanti Share") and each holder of an Ashanti Global Depositary Security ("Ashanti GDS") will be entitled to elect to receive, either:

0.29 AngloGold ordinary shares ("AngloGold Shares");or

0.29 AngloGold American Depositary Shares ("AngloGold ADSs"),

for each Ashanti Share or Ashanti GDS. Based on the closing market price of AngloGold ADSs on the New York Stock Exchange on 14 October 2003 (the last trading day prior to this announcement), the Revised Merger Proposal values each Ashanti Share at US$10.89 and the entire issued share capital of Ashanti at approximately US$1,421 million.

Lonmin Plc ("Lonmin"), which holds 27.6% of Ashanti's issued share capital, entered into an undertaking with AngloGold, dated 4 August 2003, to vote its Ashanti Shares in favour of the Merger. Lonmin may withdraw its support for the Merger only if the board of Ashanti publicly announces that it has withdrawn its recommendation or if the transaction agreement entered into between AngloGold and Ashanti dated 4 August 2003, as amended (the "Transaction Agreement") is terminated.

In light of the Revised Merger Proposal, Lonmin has irrevocably undertaken to AngloGold not to have any discussions with Randgold Resources Limited ("Randgold"), nor to accept or support any proposal from Randgold unless such proposal includes a fully underwritten cash alternative which the board of Ashanti determines to be a superior proposal in accordance with the terms of the Transaction Agreement.

The Revised Merger Proposal has been made in the context of the emphatic support of Lonmin and the continued support of the board of Ashanti. AngloGold continues to believe that the Merger is a strategic combination bringing together complementary strengths to create value for the shareholders of both companies. The combined group will have a powerful investment case with AngloGold bringing the financial resources and deep level mining technical expertise

to maximise the value of Ashanti's portfolio of top-tier, low cost and long life gold mines. As an example, AngloGold management anticipates that the revised capital expenditure profile at Obuasi will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash costs at Obuasi by US$20 per ounce in real terms over the next five years. There is also the potential of at least US$15 million of annual synergies from reduced financing, administrative and procurement costs, the consolidation of ownership at Geita as well as a breadth of technical capabilities to ensure the optimal development of organic growth opportunities.

The Merger will otherwise be implemented on the same terms and conditions as those set out in the Transaction Agreement as announced on 4 August 2003. The Merger is conditional on the support of the Government of Ghana as shareholder and regulator of Ashanti, the approval of the scheme of arrangement ("Scheme") required to implement the Merger by Ashanti shareholders, the confirmation of the Scheme by the High Court of Ghana and certain other regulatory approvals and third party consents as detailed in the 4 August announcement.

As required by the JSE Securities Exchange, the financial effects of the merger on AngloGold shareholders, assuming the Revised Merger Proposal, are set out below. These financial effects have been determined from unaudited consolidated financial information for the combined group, assuming that the Merger was implemented on 1 January 2003 for the purposes of the income statement and on 30 June 2003 for the purposes of the balance sheet.

AngloGold believes that the pro forma historical information is not necessarily indicative of the future financial performance of the combined group. The pro forma historical financial effects of the Merger on AngloGold shareholders are as follows:

For the six months ended 30 June 2003 and as at 30 June 2003	Before the Merger (US cps)	After the Merger (US cps)	Percentage change (%)
Net asset value per share[1]	728	1,166	60
Net tangible asset value per share[1]	549	847	54
EBITDA per share[2]	152	153	1
Headline earnings per share before unrealised non-hedge derivatives[2]	63	50	(21)
Headline earnings per share[2]	62	68	10
Basic earnings per share[2]	55	61	11
Net debt to total capital employed	18.6%	16.1%	

NOTES:

1. Net asset and net tangible asset value per share refers to shareholders' equity and has been determined at 30 June 2003 assuming 222,785,154 AngloGold Shares in issue before the Merger and 261,293,155 AngloGold Shares in issue after the Merger (the 38,508,001 AngloGold Shares issued in the Merger assumes that the 2,296,826 outstanding Ashanti warrants are exercised and the resulting Ashanti Shares together with the 130,489,386 Ashanti Shares currently in issue are exchanged in accordance with the Revised Merger Proposal. All outstanding options over Ashanti Shares are assumed to be cancelled for cash).

2. The pro forma consolidated income statements for the six months ended 30 June 2003 and balance sheets at 30 June 2003 have been compiled from:

    • the historical consolidated income statements of AngloGold for the six months ended 30 June 2003 and the historical consolidated balance sheets of AngloGold at 30 June 2003, prepared in accordance with IFRS; and

    • the historical consolidated income statements of Ashanti for the six months ended 30 June 2003 and the historical consolidated balance sheets of Ashanti at 30 June 2003, prepared in accordance with UK GAAP, adjusted to an IFRS basis by incorporating the differences between the two accounting bases.

    For the six months ended 30 June 2003, unaudited pro forma EBITDA, headline earnings, headline earnings before unrealised non-hedge derivatives and basic earnings per ordinary share have been calculated based on the weighted average number of AngloGold Shares in issue of 222,737,513 for the six months ended 30 June 2003 adjusted to reflect the issuance of 38,508,001 AngloGold Shares in the Merger. Accordingly the adjusted pro forma weighted average number of AngloGold Shares in issue for the six months ended 30 June 2003 is 261,245,514.

3. The financial effects calculations have been based on publicly available information only and for this reason may not incorporate all the necessary adjustments.

4. The financial effects have been calculated on the basis of an AngloGold share price of US$37 a share.

Save as disclosed, there has been no significant change affecting any information contained in the announcement of 4 August 2003 and no other significant information or new matter has arisen that would have been required to be mentioned in that earlier announcement. There can be no assurance that the Merger will be implemented. Consequently AngloGold shareholders are advised to continue to exercise caution when dealing in AngloGold securities until such further announcement is made.

According to the announcement by Ashanti on 14 October 2003, Chester Crocker, Lynda Chalker and Edward Haslam, being directors of Ashanti, did not take part in the deliberations of the board of Ashanti relating to the recommendation of the Revised Merger Proposal. Chester Crocker and Lynda Chalker did not participate because they or companies in which they have an interest have entered into commercial contracts with AngloGold, its subsidiaries or its major shareholder, Anglo American plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin Plc, which has given an undertaking to AngloGold to support the Revised Merger Proposal.

Johannesburg
15 October 2003

AngloGold's JSE Sponsor: UBS

For further information contact:

AngloGold
Steve Lenahan	+27 83 308 2200
Peta Baldwin	+27 11 637 6647
Charles Carter	+1 212 750 7999
Tomasz Nadrowski	+44 7958 749555
	+1 917 912 4641
Andrea Maxey	+61 8 9425 4604

UBS Investment Bank
James Hartop	+44 20 7567 8000

First Africa
Kofi Adjepong-Boateng	+27 11 327 3666

Citigate Sard Verbinnen
(US Media)
Paul Verbinnen	+1 212 687 8080

Citigate Dewe Rogerson
(UK Media)
Patrick Donovan	+44 20 7638 9571

Channel 2
(Ghanaian Media)
David Ampofo	+233 21 666 643

CONFERENCE CALL DETAILS

A conference call will take place on 15 October 2003 at 16:00 Johannesburg time, 15:00 London time, 10:00 New York time and 22:00 Perth time. The conference ID number is #3396722.

The dial in numbers, by country, are:

North America	+1 800 267 9155	or	+1 706 634 0083,
United Kingdom	+44 800 953 0406	or	+44 1452 560 299 (and Europe),
Australia	+61 800 766 788	or	+61 28 228 7000, and
South Africa	+27 800 99 4050		
Ghana	+44 1452 560 299		

To access the replay, which will be available two hours after completion of the call, dial one of the following numbers and reference the same conference ID:

North America	+1 800 642 1687	or	+1 706 645 9291,
United Kingdom	+44 800 953 1533	or	+44 1452 55 0000 (and Europe),
Australia	+61 800 766 700	or	+61 28 228 7000, and
South Africa	+27 800 99 4050		
Ghana	+44 1452 560 259		

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 15 OCTOBER 2003

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary